Exhibit 99.2

PRESS RELEASE

Trading Symbol: SVM.TO	February 13, 2009

SILVERCORP ANNOUNCES DECLARATION OF QUARTERLY DIVIDEND - CAD$0.02

VANCOUVER, British Columbia – February 13, 2009 – Silvercorp Metals Inc. (“Silvercorp”), China's largest primary Silver producer, provided notice of its next dividend:

Quarterly Dividend of CAD$0.02

Silvercorp’s third quarter dividend has been declared at CAD$0.02 per share and will be paid on April 21, 2009 to shareholders of record at the close of business on March 31, 2009. The declaration and amount of any future dividends will remain at the discretion of the Board of Directors and may be adjusted in the future based on fluctuations in metal prices and the Company’s cash flows.

The dividends are considered eligible dividends for Canadian tax purposes.

Management Changes

Silvercorp announced that Mr. Michael Hibbitts has resigned as Vice President, Operations. The Company would like to thank Mr. Hibbitts for his valuable contributions and wishes him well in his future endeavors.

About Silvercorp Metals Inc.

Silvercorp Metals Inc., China’s largest primary silver producer, is also engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People's Republic of China ("China"). Silvercorp Metals Inc. is operating and developing four Silver-Lead-Zinc mines at the highly profitable Ying Mining Camp, Henan Province, China. Silvercorp is also applying for a mining permit for the newly acquired 95% owned GC & SMT property to profitably mine and produce silver, lead and zinc metals in Guangdong Province, China. The Company’s common shares are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Statements in this press release other than purely historical factual information, including statements relating to future dividends constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. We seek safe harbour.